Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: January 17, 2025

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EDITED TRANSCRIPT

SLB.N-Q4 2024 Schlumberger NV Earnings Call

EVENT DATE/TIME: JANUARY 17, 2025 / 2:30PM GMT

OVERVIEW:

Company Summary

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

CORPORATE PARTICIPANTS

James McDonald Schlumberger NV - Senior Vice President of Investor Relations & Industry Affairs

Olivier Le Peuch Schlumberger NV - Chief Executive Officer, Director

Stephane Biguet Schlumberger NV - Chief Financial Officer, Executive Vice President

CONFERENCE CALL PARTICIPANTS

Dave Anderson Barclays Bank PLC - Analyst

Scott Gruber Citigroup Inc. - Analyst

Arun Jayaram JPMorgan Chase & Co. - Analyst

Neil Mehta Goldman Sachs Group, Inc. - Analyst

Saurabh Pant Bank of America Merrill Lynch - Analyst

Roger Read Wells Fargo Securities, LLC - Analyst

Kurt Hallhead The Benchmark Company, LLC - Analyst

Stephen Gengaro Stifel Nicolaus and Company, Incorporated - Analyst

PRESENTATION

Operator

Good morning. My name is Kate, and I will be your conference operator today and would like to welcome everyone to the fourth quarter SLB earnings call. At this time, all participants are in a listen-only mode. After the speaker’s remarks, there will be a Q&A session.

(Operator Instructions) This call is being recorded. I will now turn the call over to James R. McDonald, Senior Vice President of Investor Relations and Industry Affairs. Please go ahead.

James McDonald - Schlumberger NV - Senior Vice President of Investor Relations & Industry Affairs

Thank you, Kate. Good morning, and welcome to the SLB fourth quarter and full year 2024 earnings conference call. Today’s call is being hosted from Houston following our Board Meeting held earlier this week. Joining us on the call are Olivier Le Peuch, Chief Executive Officer and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

Our comments today also include non-GAAP Financial measures, additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our fourth quarter and full year earnings press release, which is on our website.

Finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the party’s websites.

With that, I will turn the call over to Olivier.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, James. Ladies and gentlemen, thank you for joining us on the call. This morning, I will begin by discussing our fourth quarter and full year results. Then I will provide an update on the evolving macro environment and our early activity outlook for the first quarter and the full year.

And finally, I will describe how SLB’s diverse portfolio is uniquely positioned to continue delivering strong financial results in 2025 and beyond. Stephane will then provide more details on our financial performance, and we will open the line for questions.

Let’s begin. We concluded the year with solid earnings and free cash flow, growing earnings both sequentially and year on year, and maintaining our cycle-high margins.

Although the rate of upstream investment growth continued to moderate during the quarter, SLB benefited from our broad exposure to global markets, the diversity of our portfolio across the upstream oil and gas life cycle and from our differentiated digital offerings.

Notably, we saw strong growth in the Middle East where once again, we achieved a new quarterly revenue high with contributions from the UAE, Iraq, Kuwait and Qatar. And we also performed very well in North America, where we benefited from higher activity in US land along with higher digital scales in the US Gulf of Mexico.

Despite the well-known declines in Saudi Arabia and in Mexico, our fourth quarter financial performance remained consistent and resilient. This demonstrates the strength of SLB’s diversified portfolio. Overall, we closed the year with fourth quarter international revenue reaching a new record high and we generated strong free cash flow of $1.63 billion for the quarter.

Turning now to the full year. We achieved our full year adjusted margin target of 25%, Generated robust free cash flow of $4 billion and returned $3.3 billion to shareholders. Across the Core divisions, we grew by 9% compared to the previous year.

Production systems led the way growing by 24% and expanding margin by almost 300 bps for the full year. This performance was supported by double digit revenue increases in surface system, completions and artificial lift, leading to 9% organic growth for the division that was complemented by the Aker subsea acquisition.

Reservoir performance also continued its momentum growing by 9% year on year and expanding margin by approximately 100 bps with strong stimulation and intervention activity. And in well construction, although revenue was flat year on year, it continues to lead margins in the Core.

Overall, across our Core divisions, our technology leadership, domain expertise and scale are enabling us to continue innovating tailored solutions for our customers in every region. And I’m proud to share that our fit-for-basin revenue crossed $1 billion for the first time in 2024.

This was also very exciting year for digital as demand for our product and services continued to accelerate and we formed strategic partnerships with industry leaders, including NVIDIA, Amazon Web Services and Palo Alto Networks.

Our customers continue to embrace the power of cloud computing, AI and digital operations to shorten cycle times and improve operating efficiencies, and this led to digital revenue growing 20% for the full year exceeding our targets of high teens growth.

Finally, we continue to increase our exposure beyond oil and gas. There is a significant growth momentum in the low carbon markets where we have a strong position through our portfolio of technologies for carbon capture and sequestration, geothermal and critical minerals.

And we are complementing this with a growing exposure to data center infrastructure solutions, by responding to hyperscalers to deliver a solution that meets the demands of a rapidly evolving digital landscape. Combined, revenue from these activities exceeded $850 million in 2024, and we expect this to increase significantly in 2025.

As you can see, we are pursuing a wide range of opportunities within and beyond oil and gas and this is positioning us to benefit from a very diverse mix of new and existing customer spend.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

I want to thank the SLB team for delivering this progress. We should all be proud. I’m very impressed by our team’s innovative spirit, customer centricity and performance mindset and I look forward to building on our successes in the year ahead.

Next, let me discuss the evolving macroenvironment. Over the back half of 2024, customer adopted a more cautious approach to near term activity and discretionary spending, primarily driven by concerns of an oversupplied oil market.

Although these concerns persist, we anticipate the oil supply imbalance will gradually abate. Global economic growth and a heightened focus on energy security coupled with rising energy demand from AI and data centers will support the investment outlook for the oil and gas industry throughout the rest of the decade.

Looking at the global oil supply, we expect that OPEC+ will maintain its focus on commodity price stability throughout 2025. And in the US, the ongoing focus on capital discipline by operators will limit near-term supply growth in the region.

In this environment, the current level of global upstream investment seems to be keeping the market in balance, absent of any further geopolitical disruptions. Overall, we expect global upstream investment to be steady in 2025 compared to 2024,with the deceleration in some resource plays being offset by original growth across select countries and customers.

Let me now provide a bit more detail on our 2025 activity outlook. In international markets, while certain countries will continue to experince strong growth, this will be balanced by reducing spending in others. For instance, in the Middle East and Asia, increases in the United Arab Emirates, Kuwait, Iraq, China and India will be offset by declines in Saudi Arabia, Egypt and Australia.

In Latin America growth in Argentina and Brazil will be tempered by decreased spending in Mexico and Guyana. And in Europe and Africa, growth in North Africa, Nigeria, Azerbaijan and Kazakhstan will be more than offset by declines in Scandinavia and West Africa.

Turning to North America. Oil and gas activity is expected to decline due to lower publicly announced CapEx in US land, higher drilling efficiency and a slow recovery in gas until LNG capacity expansions are resolved. However, data center infrastructure solution revenue is growing rapidly in this region, supporting growth outside of our core business.

Specific to the offshore markets, we expect a muted environment in 2025 attributed to white space in deepwater activity, particularly in the North Sea, Australia and Angola, Central and East Africa.

Looking ahead, we anticipate this white space in deepwater to start improving as the year progresses in preparation for the significant number of FIDs ramping up in 2026 across several deepwater basins.

Let me now describe how this activity dynamics will unfold across the divisions. In Digital & Integration, we expect revenues to remain steady year on year with growth in digital being offset by a decline in APS due to the Palliser divestiture. Digital will maintain its very strong growth momentum with full year revenue growth in the high teens supported by digital operation and data and AI solutions.

Meanwhile, in the Core, we expect revenue to be flat year by year with modest growth in Production System and Reservoir Performance, offsetting the decline in Well Construction across the regions. In Production Systems, growth will be driven by artificial lift, completions, valve and midstream production systems, while Reservoir Performance will be supported by intervention and unconventional activity growth in international markets.

Overall, when excluding the impact of ChampionX, we expect the mix of geographies and divisions I just described to result in a steady revenue outlook for 2025. This would translate into adjusted EBITDA dollars and margins being at or above 2024 levels.

Now turning to the first quarter, we expect revenue and adjusted EBITDA to be at similar levels as last year in line with our full year guidance. This will be followed by an activity rebound in the second quarter, particularly in international markets.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Finally, let me discuss why I believe SLB is the best positioned company to navigate the evolving market dynamics that I just discussed. Looking at the evolution of the market in 2025 and beyond, SLB’s size, digital leadership, integration capabilities and performance advantage are differentiators. Our diversified portfolio across global operating areas and business line and our combined exposure to short and long cycle projects bring resilience, enabling us to navigate regional and market fluctuations.

For example, our digital business is growing with accretive margins at an elevated rate as customers embrace the power of this data and AI to drive performance and efficiency across their workflows and producing assets.

Our integration capabilities are shaping our engagement with customers beyond NOCs, allowing us to add further resiliency and diversity against the industry backdrop. And production and recovery is becoming a larger part of our business as customer work to maximize their producing assets, and this will be further enhanced by the contribution from ChampionX.

Furthermore, and as it is showed in our success in 2024 across low-carbon and digital infrastructure, we are developing new growth pathways beyond oil and gas in fast growing markets decoupled from the same sector.

As you can see, we’re operating from a very strong position and as we remain focused on cost optimization and process enhancement, leveraging digital transformation to become a more efficient organization, this will support our margin expansion journey.

The combination of strengths I’ve just described along with our continued business performance, provide us with confidence in our ability to continue delivering strong cash flows and increased return to shareholders.

You have already seen the action we have taken in our earnings release today as we increase our dividend and accelerated share repurchases to start the year.

I will now turn the call over to Stephane to discuss these announcements and our financial results in more details.

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Thank you, Olivier, and good morning, ladies and gentlemen. I will start by providing an overview of our full year results before getting into the specifics of our fourth quarter performance.

Full year 2024 revenue of $36.3 billion, grew 10% year on year with the acquired Aker subsea business accounting for half of the growth. Organic revenue grew 5%, entirely driven by the international markets. This was led by the Middle East, which grew 19% year on year to reach a record high, despite the well-publicized headwinds in the second half of the year.

International pretax segment operating margins of 21.4% improved 44 basis points year on year with more than two thirds of our international GeoUnits experiencing both top line growth and margin expansion year on year.

In North America, full year 2024 revenue declined 1% compared to the previous year. However, pretax segment operating margins of 17% only dropped by 23 basis points with pricing pressure mostly offset by a favorable technology mix, cost efficiencies and higher digital revenues.

From a division standpoint, organic growth was led by digital and integration which grew 10% year on year, entirely driven by our digital business. On a full year basis, digital revenue of $2.44 billion grew 20% year on year supported by close to 35% growth from cloud, AI and edge technology. Our digital business was accretive to both SLB’s overall revenue growth and its global margins. Finally, our full year adjusted EBITDA margin of 25% increased by 52 basis points year on year reaching the highest levels since 2015.

Turning to the fourth quarter results. Fourth quarter revenue of $9.3 billion increased 1% sequentially driven by record high digital revenue. From a geographical perspective, the Middle East led the way, with 5% sequential revenue growth driven by the startup of unconventional gas activities in the United Arab Emirates as well as strong performance in Egypt and Qatar.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Adjusted EBITDA margin for the fourth quarter reached the cycle high of 25.7%. This is 33 basis points higher than the same period of last year. Fourth quarter earnings per share excluding charges and credits was $0.92. This represents an increase of $0.03 sequentially and $0.06 when compared to the same period of last year.

We recorded $0.15 of net charges during the fourth quarter. This included $0.10 of impairment relating to certain equity investments and fixed assets, $0.04 in connection with our ongoing cost out program, $0.03 of merger and integration charges relating to the Aker Subsea and ChampionX transactions and a $0.02 gain on the sale of an equity investment.

Let me now go through the fourth quarter results for each division. Fourth quarter Digital & Integration revenue of $1.2 billion increased 6% sequentially driven by 10% growth in digital, while APS revenue was essentially flat.

Pretax operating margin expanded 274 basis points to 38.3% as a result of higher digital sales and cost efficiencies. Reservoir Performance revenue of $1.8 billion declined 1% sequentially on reduced intervention and stimulation activity.

Margins increased 35 basis points to 20.5% due to improved profitability in evaluation services. Well Construction revenue of $3.3 billion decreased 1% sequentially and margins contracted 70 basis points, primarily due to lower drilling activity in Mexico and Saudi Arabia.

And finally, Production Systems revenue of $3.2 billion increased 3% sequentially on higher international sales of artificial lift, midstream production systems and completions. Pretax operating margins decreased 93 basis points to 15.8% due to lower profitability in subsea, partially offset by improved profitability in artificial lift and midstream production systems.

Now turning to our liquidity. We generated $2.4 billion of cash flow from operations and $1.6 billion of free cash flow during the fourth quarter. This strong performance resulted in full year free cash flow of $4 billion. As a result, we reduced our net debt by $1.1 billion during the quarter to $7.4 billion. This represents our lowest net debt level since the first quarter of 2016.

Capital investments, including CapEx and investments in APS projects and exploration data, were $759 million in the fourth quarter and $2.6 billion for the full year.

Looking ahead, we will continue to be disciplined as it relates to our capital investments. In 2025 we expect to reduce capital investments excluding the impact of ChampionX to approximately $2.3 billion with the CapEx portion at the low end of our previously shared guidance of 5% to 7% of revenue.

During the fourth quarter, we repurchased 11.8 million shares of our common stock for a total purchase price of $501 million. For the full year, we returned a total of $3.3 billion to our shareholders in the form of dividends and stock repurchases.

With continued focus on capital discipline and clear visibility into strong cash flow generation in 2025, we are committed to increasing returns to shareholders once again this year. When combining the increased quarterly dividend that was announced today with increased share repurchases, we are targeting to return a minimum of $4 billion to our shareholders in 2025.

Notably, as you saw in our earnings announcement this morning, we entered into accelerated share repurchase transactions to repurchase $2.3 billion of our company’s common stock. These transactions not only reflect our confidence in our continued financial performance but also our belief that our stock is undervalued relative to the strength of our business.

Furthermore, this will accelerate the repurchasing of shares that will be issued in connection with the pending ChampionX transaction. As it relates to ChampionX, the transaction received CIFIUS clearance in December and the engagement with other regulatory authorities is progressing well. We continue to work towards closing the transaction before the end of the first quarter.

With respect to our other pending transaction, we expect the divestiture of our interest in the Palliser APS project in Canada to close in the next few months.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

I will now turn the conference call back to Olivier.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, Stephane. Kate, I believe we are ready to open the floor to the questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Dave Anderson, Barclays.

Dave Anderson - Barclays Bank PLC - Analyst

In your outlook, talking about the outlook for international upstream spending from a flat outlook overall, but a lot of puts and takes in areas you were highlighting. I was wondering if you could sort of simplify a little bit in terms of Schlumberger’s exposure, kind of where are the two or the three regions or countries that are kind of - have the most upside for you? Have the potential to get better and kind of maybe where are the kind of two or three regions that could potentially get worse? Like where is the sort of the upside and the downside scenarios in your international outlook?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think I will start with the Middle East at large. The Middle East at large being impacted as you all know by the decline of activity - sequential decline of activity in Saudi, is still a very bright spot when it comes to multiple countries and multiple customers having their commitments - ongoing commitment to either expand capacity in - oil capacity for the future, such as UAE, Iraq and Kuwait. And gas, gas - and unconventional and gas or conventional gas across the region is becoming a theme that will result into 40% expansion from 2020 to 2040 of gas production.

So this resilient commitment this resilient budget are resulting growth that is very - is offsetting the decline we are seeing particularly in Saudi and to a lesser extent, in the - in Egypt and offsetting globally as the Middle East as a region with, in our opinion, still long-term resilient, if not long-term growth. And I believe that the short cycle activity that was a bit suppressed in the last few months will come back as a result of the oil oversupply to be abated over time and resulting to this combination of more short cycle and this long-cycle project gas and unconventional oil and oil capacity all again, running at all cylinders. So I believe Middle East for us is certainly a bright spot. It will continue to be an advantage basin for us and the international market.

Secondly, despite the commentary I put on the deepwater still having quite a lot of white space and resulting into a lower activity than could have been anticipated in 2025 in certain basins, certain resource plays, I believe that this is creating the conditions for these rigs to be picked up.

Later in anticipation of the FIDs that are panning up and that will result in 2026 and ‘27 partially you are fully aware of Suriname, Namibia the Indonesia, the Southeast China and other parts of the globe where exploration has been very active in new basins and will turn in the coming quarters, in the coming months into appraisal and into FID. So, I’m still optimistic long term and very constructive about the deepwater despite a gap this year created by this activity.

But yes, this is what I will recommend to look at from international. I would conclude by maybe the gas, international gas market is still, due to security in Asia, due to regional demand in the Middle East, will still drive long-term investments and unconventional activity across the international market.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Dave Anderson - Barclays Bank PLC - Analyst

Thank you. And perhaps we can shift the focus a little bit on the production side of the business. This is an area where kind of, in your portfolio, is becoming a bigger part of the mix as you added in Aker and as we’re pulling in ChampionX going forward. You highlighted kind of pro forma was about 9% year-on-year growth, kind of excluding Aker in overall production systems. Looking forward, how are you viewing sort of the growth trajectory of kind of the overall production driven business?

Should that be high - I mean, 9% as a starting point, where does it go from here when you kind of fold everything in? Is this like a - do you see kind of high single digit, low double digit going forward? Do you have enough visibility to kind of help us understand that? Because that looks to be the part of your business that could be showing much greater growth over the next few years.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think as you have seen in our commentary, Production Systems will be having positive growth driven by this production recovery. We are seeing that Reservoir Performance is pulled this year by intervention and stimulation production recovery activity.

So these things are here to stay. The investment we’re making in technology, the investment we are making in our portfolio, the investment we are making in creating integration opportunity in this space is resulting this year into visible growth pull in the Middle East, across the broader basin.

So we are very positive that this will become a long-term earnings potential for us. It will become more and more a backlog driven significant part of our mix in the long term. It’s related to OpEx, albeit relative to long cycle CapEx.

So we are very constructive about the long-term future of production and recovery. This is a ground challenge, I would say, that the industry is facing to ultimately increase the recovery and demonstrate that digital integration and fit technology can uplift the recovery factor of the - most of the basins and can improve the production of existing producing assets and it’s true from US shale to Middle East to basin - deepwater basin.

And so I think this is something that we are strategically investing into from technology, from portfolio and that’s something where we are starting to see the benefit as this year, indeed, the production recovery across the Reservoir Performance, across Production System and in digital will outpace the growth we see from exploration and development in 2025 and expect this to continue going forward.

Operator

Scott Gruber, Citi.

Scott Gruber - Citigroup Inc. - Analyst

Good color on the market. I guess following on from Dave’s question just around the outlook for international activities and revenues, do you expect a normal sequential improvement in 2Q or the second half of the year going to be a little bit higher weighted? Kind of just how do you see the shape of the year progressing, is it normal or a little bit more kind of second half weighted?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

No, I think it’s fair to assume that we see the typical pattern of a low first quarter, followed by a rebound in the second half and followed by, late in the year, strong activity in part in some resource plays and including the upside that we foresee that could materialize in deepwater.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

But yes, I think it’s an H2 higher activity and higher, I would say, upside to some extent, following an H1 pattern that will have - will have a low in Q1 resulting from the seasonal effect and also resulting from the sequential decline from some of the highs we had in the fourth quarter, as you may have seen with our record high international revenue.

Scott Gruber - Citigroup Inc. - Analyst

Got it. And are you able at this juncture to comment on Russia and the continuity of your operations there? Have you had a chance to digest the latest sanctions’ language? And you may provide an update as just to the kind of overall contribution to the business.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yes. Let me comment on this. Our revenue in Russia continues to decline and accounted for 4% of our global revenue in 2024, down from 5% in the previous year. And as you know, since the start of the conflict, we have taken voluntary measures to curtail our Russia activity, including halting shipments of product and technology into Russia from all SLB facilities worldwide in 2023. And actually, we are reviewing the new US sanctions and at this point, we believe that our voluntary measures are aligned with the new sanctions.

Operator

Arun Jayaram, JPMorgan.

Arun Jayaram - JPMorgan Chase & Co. - Analyst

Olivier, I wanted to see if you could provide maybe a little bit of clarity around the updated outlook for 2025. Is it fair you expect flattish revenue on a stand-alone basis and adjusted EBITDA at or above 2024 levels? Is that - I just want to make sure that I have that correct?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think, this is - you correctly captured what we prepared and disclosed in our prepared remarks indeed. We foresee that the mix of activity, both international and in the US, the mix of the give and takes that are contrasted this year will result into a flat also revenue outlook globally and will result into also our ability to deliver earnings EBITDA dollar to be at or above 2024, excluding all of this, excluding ChampionX.

Arun Jayaram - JPMorgan Chase & Co. - Analyst

Okay. Got it. And just maybe you could elaborate. You mentioned how in some of your non-oil and gas segments, low carbon solutions, carbon capture, minerals, data center solutions that you’re seeing, what could be some significant growth in 2025.

Can you just provide maybe a little bit of thoughts, I think you cited a $850 million number for 2024. What kind of growth are you - could we see off that level?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

I’ll take this. Arun, it’s Stephane. So yes, just to unwrap it a little bit that more than $850 million is made of - of low carbon activities, for example, carbon sequestration and capture and geothermal as well as new activities, we have started to - we have started in 2024, which relate to the data center infrastructure solutions. So altogether, in 2024, this was more than $850 million. And just to clarify, some of these activities are recorded as part of our core business, such as carbon sequestration, geothermal where we provide reservoir characterization, drilling services, or even digital solutions.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

So some of it is captured in the relevant core divisions or in digital and some of the other activities, such as carbon capture, like our Capturi joint venture, is captured under the other category in our divisional reporting. So this is just to clarify.

Now going forward, this is growing very fast, faster than our core business. So this is providing another way to offset some of the headwinds on the core business and is particularly growing on the CCS side, on the geothermal, and those data center infrastructure solutions I mentioned.

Arun Jayaram - JPMorgan Chase & Co. - Analyst

Okay, thanks a lot.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you.

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Thank you.

Operator

Neil Mehta, Goldman Sachs.

Neil Mehta - Goldman Sachs Group, Inc. - Analyst

I just wanted to talk about the share repurchase program. You indicated that you wanted to accelerate the authorization and how do you think about taking advantage of some of the volatility in the stock? And you said at least $4 billion or so, how do you think about capturing upside to the extent the free cash flow materializes?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Sure, Neil. So first, you mentioned it. Our goal here with especially the accelerated share transaction is to take advantage of what we believe is a low valuation for our stock especially as we start the year. So mechanically, what we did is we paid $2.3 billion upfront to the bank, which are helping us with this program. We paid that $2.3 billion actually earlier this week, and we received delivery on January 13, exactly of approximately 48 million shares of our stock, and this represents about 80% of the total shares to be bought under the program.

So those shares was - 48 million shares were delivered to us and are now removed from our outstanding share count. Now there will be a true-up in the next few months before the end of May, the banks go at their pace, but the deadline is end of May. There will be a true-up based on the volume weighted average price of the shares minus a discount. And then we will receive the remaining shares. So with all this, there’s $2.3 billion of shares that can be removed right away from our outstanding share count and at what we believe is a very favorable price.

To the second part of your question, that $2.3 billion is to take care of the majority of what we include in the total $4 billion returns to shareholders. So we mentioned this $4 billion is indeed a minimum. We do have the option to increase - we will - if we increase this $4 billion, it will be only in the form of additional buybacks. So you - we will - we can go - we will go a bit above the $2.3 billion because this was just a high-level estimate of the total for the year. So we will go slightly above, but we can go even beyond that to exceed the $4 billion total returns to shareholders.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

We’ll decide this as we - as the year unfolds, depending on how much the ChampionX businesses, for example, will contribute to free cash flow once the transaction closes, depending on our free cash flow performance and in the year and potential M&A opportunities. But there is clearly the option to increase that $4 billion total returns.

Neil Mehta - Goldman Sachs Group, Inc. - Analyst

Okay. That’s very helpful. And then the follow-up is just can you just talk about where we stand in helping the market better isolate the value of the digital business. I know Canada was an important piece of it. And then maybe post ChampionX, there could be some segment re-segmenting. So just how do we think about that $3 billion number and when we can get a little bit more clarity about the multiyear outlook for it on a stand-alone basis?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah, Neil, I think we are still very confident that the dynamics we are witnessing and are leveraging to grow our digital business across the different elements that we have in our offering will continue across the rest of the decade. We will be - this will continue to be accretive, as we have said, from the margin. And yes, we’ll be in a position, and we’ll decide in the coming months or quarters, the best way to provide further disclosure and appropriate disclosure so that you and everybody can understand how this is being built and understand the making of digital. the actual performance of digital accretive.

And we will, in due time, project beyond 2025 and set our ambition for the years to come and highlight that we believe that market leadership position we have taken, the platform approach we have, the combination of digital operation workflow and the first mover advantage we have had in cloud and AI will continue to contribute to give us tailwinds and accretive growth across the rest of the decade clearly above and beyond the upstream market spend going forward.

So we see this as a very advantaged position that we have. that will give enough disclosure detail so that everybody understand not only the making of but also the trajectory, the trend and actual performance - underlying performance for margins and capital.

Neil Mehta - Goldman Sachs Group, Inc. - Analyst

Thanks.

Operator

Saurabh Pant, Bank of America.

Saurabh Pant - Bank of America Merrill Lynch - Analyst

Thank you. Good morning Olivier, Stephane. If you don’t mind, I’ll start with a clarification to Arun’s clarification. So it’s a double clarification. But the 2025 guide, that does still include the Palliser asset in Canada, right, because that sale has not closed yet?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

So yeah, that transaction has not closed. So yes, this - but still the guide includes the divestiture of Canada after the few months we still need or potentially in the few weeks, we still need to close the transaction.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Saurabh Pant - Bank of America Merrill Lynch - Analyst

Right. No, I got that. That’s what I was guessing. Okay. Perfect. And then Olivier, I want to touch a little bit on pricing, like you said, across your portfolio, some markets are going up, some are going down. And as a result, the ‘25 outlook is about flattish. But what does that mean for pricing? We all know the industry, you and your peers have been disciplined in terms of CapEx deployment and capacity deployment in the cycle. But are there any pockets where pricing is or is likely to soften as we go through ‘25? Should investors be worried about that?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

No, I think I believe that the market remains capital discipline. The market internationally being - international being at athe cycle high in terms of activity remain stretched in terms of capacity. You have a combination and here will support pricing to be resilient. Now obviously, it’s a competitive market and we are seeing this.

But I think I trust that the pricing trend is not necessarily inflecting, considering that the market is still at activity high internationally. And I think we have the benefit of performance, technology, and integration capability that are giving us the ability to defend and support our pricing going forward. So I’m constructive on this.

Saurabh Pant - Bank of America Merrill Lynch - Analyst

Okay. Fantastic. And if I can sneak one more in very quickly. Like you said, the cycle is maturing, right? And this seems like it should be a good opportunity for the industry, including SLB to go back and assess the cost structure, right? So if I’m thinking about the self-help side of the equation, taking cost out, is there some opportunity that you have, Olivier, over the next year or so to look at your cost structure and maybe something comes out of it that can help your margins if you can talk to that a little bit?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

So I’ll take this, Saurabh. So first, we have progressed quite well in executing the program we initiated mid last year, which as you may remember, covered both the adjustment of operational resources in certain geographies and the optimization of our support structure. So that first set of action is almost complete, and it’s what supported our margin expansion in the third and fourth quarter of last year. And you can see that, by the way, particularly in digital with our D&I margin reaching 38% in Q4 compared to 34% in the same period of the previous year. So of course, those first set of action will continue to support margins going forward.

Beyond the specific cost out program, we are, of course, continuously monitoring both the operational resources and the support resources versus our activity levels as well as versus efficiency benchmarks that we set for ourselves. So yes, this may result into additional adjustments as necessary in certain parts of the organization. This is really one of the key levers to protect or improve our margins and with certain additional digital tools we have in our functional back office, et cetera, we still have efficiencies to extract.

Saurabh Pant - Bank of America Merrill Lynch - Analyst

Okay. Fantastic. That’s great color. Okay. Olivier, Stephane. Thank you. Thanks for that. I’ll turn it back.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Operator

Roger Read, Wells Fargo.

Roger Read - Wells Fargo Securities, LLC - Analyst

Yeah. Thank you. And good morning, congrats on the quarter and glad to see accelerated share repos. What I’d like to dig into just maybe a little deeper here on the digital side. I know you’ve already answered a few questions on it. But I’m just curious, as you look at the business here, what are some of the things we should focus on in terms of growth opportunities, right? You highlighted a series of contracts or collaborations that move forward during the fourth quarter.

But is the limitation on growth here to the extent one exists a function of internal resources, be that people or capital? Is it any hesitancy from the customers? Is there hesitancy to spend overall affecting what they’re willing to spend on the digital side?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Well, I think let me first describe and clarify the vectors of growth that we see the growth pathways to digital. And I think I would summarize it in three buckets: first, digital operation. The ability we have to provide products or to provide services and solutions to help our customers extract efficiency in drilling, in production, in producing assets, and to transform the way we operate and to transform the way they operate.

And I think here, it comes in the form of product that we sell that help the customer automate their operation and extract value and/or come to the form of the service solution we are selling, such as the one that you may have seen into one of our press release statement that is a Neuro autonomous geosteering and hence, we are creating a new value and selling it one way at a time and one customer at a time, and then the adoption will come from the success and the value demonstrates to our customers. So that’s the first bucket is digital operation at large.

This is the fastest-growing segment we have seen in the last couple of years, and we expect this to be still growing and the rate adoption depends on the value we demonstrate and the ability we have to connect to the digital operation work flows for the customers, and do it for every well and do it for every pad for every producing asset and every rig, and I think this is happening at scale.

The only limit is the infrastructure to untangle when we want to connect to the real connected assets. But I think this is happening. We recognize a lot of success in this, and this is decoupled completely from the CapEx and OpEx spend. This is a discretionary and supplemental spend that customers are committing to when they see the value can be extracted.

Second bucket is the cloud transition. We have initiated this cloud transition by creating a unique platform, the industry-leading platform, Delfi that allows our customer to get the benefits of cloud computing at scale, and to create new workflows on the cloud. And this adoption is coming one customer at a time. It depends on the - again, the balance of on-prem and cloud transition. We offer hybrid support to our customers.

And you may have seen during the last few months and quarter, we keep having one customer at a time adoption. This is a long tail of customer adoption. We have 1,500 customers in our digital portfolio. We have 200 of them have signed the transition to the cloud, and we expect there are another 1,000 that will over the years to come continue to transition. And every time we transition, we see an uplift into our SaaS and into our total revenue. And again, this is a transition from desktop and on-prem to cloud capability that customers will continue to do to extract efficiency into their own geoscientists into their own workflow from exploration to production.

And finally, - and we have been unlocking a new market by creating a new platform called Lumi on data and AI that creates the benefit of connecting unstructured data, connecting clouds, and on-prem data sets very complex data sets, both from exploration to - and that’s unique, that’s domain rich and customer realizing this. And we are seeing a pick-up in adoption of this.

And as customer not only want to unlock the power of that data and use and look for a platform that can do this openly and with scale, but also they want to get access to an AI platform, and we offer a domain engineered AI capability and the platform capability that we offer to our customers.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

So here, you have a combination of digital operation, cloud transition, and data and AI that give us multiple growth paths that are all independent and decoupled from the CapEx and OpEx spend as we see. As you can see this year, our ambition is still very high on a market that is about flat.

Roger Read - Wells Fargo Securities, LLC - Analyst

I appreciate that. Great, great description. I’ll turn it back there.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you.

Operator

Kurt Hallead, Benchmark.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

Hey, good morning, everybody.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Hey, good morning.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

Olivier, I think what I’d like to do is maybe follow up on Roger’s line of questioning with a focus on the digital, but even kind of get down to the maybe an update on the adoption rate that you’ve seen with respect to Lumi. And if you have some early success stories that you can potentially reference? And I think when you guys had talked about this last September, you saw some pretty significant growth opportunities in your potential customer base, going from maybe 300 customers to 1,500 customers or something along those lines. So maybe just an update on Lumi first would be great.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. No, Lumi, I think we are very pleased. I think we launched this less than four months ago. So it’s early, early days. But I think the interest, the pilots, number of pilots we have is very, very strong. And I think, again, it’s both the customers that are interested in connecting the data sets and unlocking the power of data to production workflow or to geoscience workflow and also the customers are interested in to getting access to our AI platform with gen AI and/or engineered AI capability set.

So while you’re seeing this, it;s too early to disclose numbers in terms of revenue and in terms of growth rate because it’s - we are talking weeks, okay, post launch, but I think we are very - we’ve been very pleased with the takeup with the interest, with the intake with the number of pilots that we have. And you have a few customers across the world that you will see will continue to adopt Lumi going forward.

And you will see example that we give of using AI into operation to optimize assets, and you will see more and more examples of customers adopting this just for their benefit and for playing with or using AI as a capability set beyond what we can offer directly on our rigs, and what we can offer directly on our producing assets.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

So I’m confident. It’s too early to give you numbers, but I think the trend is very interesting and the early feedback, early number of pilots, and early adoption to test and explore what can this do is very, very good.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

Great. Appreciate that. And maybe a follow-up just on full circle on the macro. We talked through the dynamics for this year and how things appear to be kind of mapping out and predicated on your commentary about a rebalance in the oil market on the horizon and boding well for investment through the end of the year. Just a - how do you think it could all play out? Do you think your customer base is getting a little bit more wary than they were about project economics? Or is this more just a tap to break if it’s by just what we’ve done and then we can kind of start - if you will, start jogging again in 2026?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

No, first and foremost, I think the adjustment that we have seen in the last six months, I think was driven by the oversupply – the concern about an oversupplied oil market and hence the cautious approach on the timing for FID, the cautious approach on discretionary spending that are translatingd into a moderating pace of growth particularly in the international market and a continuation of compression of activity in the US.

Now the outlook, both from the long-term rebalance, from the gas, energy play in the data center and the global energy security, will all combine to pull this - to pull it through. So where some of it will materialize at the end of this year and early pickup in deepwater or a higher level of short-cycle activity in the second half of the year will depend on the macroeconomics.

But I think directionally, as we said, we see an outlook which is steady, flat year-on-year, and we see the signal, the early signs of long-term upside in ‘26 driven by deepwater FID, driven by the continuous gas, including unconventional, and driven by short cycle that we’ll have to come back in full play to sustain this production going forward.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

That’s awesome. Thank you so much. Really appreciate it.

Operator

Stephen Gengaro, Stifel.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Thanks and good morning everybody. The first is when we think - you dug into a little bit at the beginning of the call. But when we think about maybe the margin profile of the different segments in 2025, could you just give us some flavor for how you’re thinking about the puts and takes in the different segments?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

We typically don’t guide, and we are not aiming to guide, I think, but you can understand that the mix is slightly changing as we commented that, in the Core, the growth of Production Systems and Reservoir Performance will be offset by the decline in Well Construction. So, you can do the math and understand the consequence of this.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

You also understand that Digital & Integration to the benefit of digital growth will have margin expansion. So you build all of this, and you get a different mix than last year. You add the cost out program and discipline that we need to reinforce on pricing to match our ambition to maintain earnings at or above the level that we delivered in 2024, excluding ChampionX.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Okay. Great. That’s helpful. And then just my follow-up question was just your perspective on what’s happening in Mexico, what you sort of think about when you think about Mexico? Maybe the prospects for a recovery maybe in ‘26 or later?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think it’s too early to call. I think this - the government, the budget, and the leadership team of PEMEX is under transition. I think it’s - what is clear is that Mexico activity will decline and has already declined. This is offset by - in Latin America by Argentina and Brazil. So it’s something that we have a diversified portfolio across Latin America. This is our strength.

And I think we believe that we will leverage the growth in select countries where there is resilience or growth as indicated, particularly in Argentina and resilience growth in Brazil to offset the exposure that we foresee in Mexico, but it’s too early to call the outlook and outcome of the election, change of leadership and the priority of the government towards PEMEX.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Okay. Yeah, great. Thank you for the color.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you.

Operator

I will turn the call over to SLB for closing comments.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, Kate. Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways. First, our 2024 results underscore the strength of SLB divest portfolio to navigate evolving market dynamics. Moving forward, we will continue to harness our unique market exposure and performance advantage to further our margin expansion journey, deliver strong cash flows, and increased returns to shareholders.

Second, we remain focused on expanding the value we create for our customers through our technology leadership, integration capabilities, offshore exposure, and an expanded production recovery portfolio through the announced acquisition of ChampionX.

Finally, I’m confident in our strategy, inclusive of the progress we are making growing beyond oil and gas and in our ability to continue creating value for our customers, partners and shareholders. With this, I will conclude today’s call. I look forward to sharing our progress with you throughout the year. Thank you.

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JANUARY 17, 2025 / 2:30PM, SLB.N - Q4 2024 Schlumberger NV Earnings Call

Operator

This concludes today’s conference call. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May  15, 2024 ( https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.